ATTORNEYS AT LAW 100 NORTH TAMPA STREET SUITE 2700 TAMPA, FL 33602-5810 813.229.2300 TEL 813.221.4210 FAX FOLEY.COM WRITER’S DIRECT LINE 813.225.4122 ccreely@foley.com

August 6, 2025

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Re:    Exzeo Group, Inc.

      Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, Exzeo Group, Inc., a Florida corporation (the “Company”), we are submitting to the staff of the Securities and Exchange Commission (the “Commission”) the Company’s draft Registration Statement on Form S-1 (the “Registration Statement”) for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement submitted herewith relates to the initial public offering of the Company’s common stock.

The Company undertakes to publicly file the Registration Statement (and any amendments thereto) such that each is publicly available on the EDGAR system at least 15 days before the Company commences its road show, in accordance with the Commission’s guidance.

If you have any questions regarding this submission, please contact the undersigned at (813) 225-4122.

Very truly yours,

/s/ Curt P. Creely

Curt P. Creely

Enclosure

cc:	(via email)
Paresh Patel
Kevin Mitchell
Suela Bulku
Brook Baker
Exzeo Group, Inc.

AUSTIN |  BOSTON  |  BRUSSELS  |  CHICAGO  |  DALLAS  |  DENVER  |  DETROIT  |  HOUSTON  |  JACKSONVILLE  |  LOS ANGELESMADISON  |  MEXICO CITY  |  MIAMI  |  MILWAUKEE  |  NASHVILLE  |  NEW YORK  |  ORLANDO  |  RALEIGH  |  SACRAMENTO  |  SALT LAKE CITYSAN DIEGO  |  SAN FRANCISCO  |  SILICON VALLEY  |  TALLAHASSEE  |  TAMPA  |  TOKYO  |  WASHINGTON, D.C.